UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM T-3

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FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

YELLOW MEDIA INC.*
(“Issuer”)

8254320 Canada Inc.*
(“Parent Guarantor”)

Yellow Pages Group Corp.
YPG (USA) Holdings, Inc.
Yellow Pages Group, LLC
Wall2Wall Media Inc.
(“Subsidiary Guarantors”)

(Name of Applicants)

16 Place du Commerce, Nuns’ Island
Verdun, Québec
Canada H3E 2A5
1 (877) 956-2003

(Address of principal executive offices)

*  If Yellow Media Inc. and 8254320 Canada Inc. (referred to herein as “New Yellow Media”), determine that the alternative series of steps or transactions (the “Alternative Steps”), as described in the management proxy circular filed herewith, shall occur under the Recapitalization referred to herein, New Yellow Media, as opposed to Yellow Media Inc., will be the issuer of the Senior Secured Notes and Senior Subordinated Exchangeable Debentures, and thus not a guarantor, and Yellow Media Inc. will be dissolved.

SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9% Senior Secured Notes Due 2018 Senior Subordinated Exchangeable Debentures Due 2022	CAN$750.0 million CAN$100.0 million

Approximate date of proposed issuance:
On the consummation date of the Recapitalization referred to herein, which the Applicants expect will occur prior to the end of September 2012, and following the effectiveness of this Application for Qualification

Name and address of agent for service:
Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

With copies to:

Jean Marc Huot Stikeman Elliott LLP 1155 Rene-Levesque Blvd West Suite 4000 Montreal, Quebec H3B 3V2 Tel: (514) 397-3000 Fax: (514) 397-3222	Jane Goldstein, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600 Tel: (617) 951-7000 Fax: (617) 951-7050

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

 ITEM 1.  GENERAL INFORMATION.

(a)
Yellow Media Inc. (“Yellow Media”, the “Issuer” or the “Corporation”) is a corporation amalgamated on November 1, 2010 under the Canada Business Corporations Act (the “CBCA”), resulting from the amalgamation of the predecessor entity named Yellow Media Inc., YPG General Partner Inc., Canadian Phone Directories Holdings Inc., and certain other corporations pursuant to the reorganization of the Yellow Pages Income Fund from an income trust structure to a corporate structure by way of a court-approved plan of arrangement under section 192 of the CBCA;

8254320 Canada Inc. (“New Yellow Media” or the “Parent Guarantor”) is a corporation incorporated under the CBCA, and will become, pursuant to the plan of arrangement described below, the direct or indirect parent of the Issuer and the other Applicants.

Yellow Pages Group Corp. (“YPG Corp.”) is a corporation continued under the CBCA, and is a wholly-owned subsidiary of the Issuer;

YPG (USA) Holdings, Inc. (“YPG USA”) is a corporation incorporated under the laws of Delaware, and is a direct wholly-owned subsidiary of the Issuer and a holding company for YPG LLC;

Yellow Pages Group, LLC (“YPG LLC”) is a limited liability company organized under the laws of Delaware, and is a direct wholly-owned subsidiary of YPG USA; and

Wall2Wall Media Inc. (“W2W” and, together with YPG Corp, YPG USA and YPG LLC, the “Subsidiary Guarantors”) is a corporation incorporated under the CBCA, and is an indirect wholly-owned subsidiary of the Issuer.

The Parent Guarantor and the Subsidiary Guarantors are collectively referred to herein as the “Guarantors”, and the Issuer and the Guarantors are collectively referred to herein as the “Applicants”.

(b)	Each of the Applicants, respectively, is organized and existing under the laws of Canada, other than YPG USA and YPG LLC, which are organized and existing under the laws of the State of Delaware.

 ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

The Applicants intend to effect a recapitalization (the “Recapitalization”) by way of a plan of arrangement (the “Plan”) under Section 192 of the CBCA, as described in the notice of meeting and management proxy circular, dated July 30, 2012 (collectively, the “Meeting Materials”) (see Exhibit T3E.1), pursuant to which:

(a)
in exchange for all of their right, title and interest in and to all amounts owing on account of principal pursuant to and under the second amended and restated credit agreement dated September 28, 2011, among, inter alia, Yellow Media, as borrower, the Bank of Nova Scotia as administrative agent and the Lenders (“Lenders” to have the meaning ascribed to it in such credit agreement) (the “Credit Facility Debt”) and the 5.71% unsecured medium term notes, Series 2, due 2014, the 5.85% unsecured medium term notes, Series 3, due 2019, the 5.25% unsecured medium term notes, Series 4, due 2016, the 6.25% unsecured medium term notes, Series 5, due 2036, the 7.30% unsecured medium term notes, Series 7, due 2015, the 6.85% unsecured medium term notes, Series 8, due 2013, the 6.50% unsecured medium term notes, Series 9, due 2013, the 7.75% unsecured medium term notes, Series 10, due 2020 (collectively, the “Existing Notes” and the holders of the Existing Notes being, collectively, the “Noteholders”) (the Credit Facility Debt and the Existing Notes, together, being the “Existing Senior Debt”), Lenders and Noteholders (collectively, the “Debtholders”) will, respectively, receive their Pro Rata Share (as defined below) of the following consideration (the “Debtholder Consideration”):

(i)	CAN$750 million of 9% senior secured notes due November 30, 2018, issued by Yellow Media (the “Senior Secured Notes” or the “Notes”) and guaranteed on a senior secured basis by the Guarantors;

(ii)
CAN$100 million of senior subordinated exchangeable debentures due November 30, 2022, issued by Yellow Media, with interest payable in cash at 8% or, at the election of Yellow Media, in additional debentures at 12% (the “Exchangeable Debentures” or the “Debentures”) and guaranteed on a subordinated unsecured basis by the Guarantors;

(iii)	21,295,090 Common Shares of New Yellow Media; and

(iv)	CAN$250 million in cash.

For purposes of establishing the “Pro Rata Share” of the Debtholder Consideration of each Debtholder, the aggregate principal amount of the Credit Facility Debt and Existing Notes held by such Debtholder as of the date the Plan is implemented will be divided by the principal amount of the Existing Senior Debt.  If Yellow Media, New Yellow Media and their respective subsidiaries implement the Alternative Steps, as described in the management proxy circular, dated July 30, 2012 (the “Circular”), included in the Meeting Materials incorporated by reference herein as Exhibit T3E.1, the Senior Secured Notes and the Exchangeable Debentures will be issued by New Yellow Media, instead of Yellow Media, and Yellow Media will be dissolved.

The Senior Secured Notes will be issued under the senior secured notes indenture (the “Notes Indenture”) to be qualified under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”) by this Application for Qualification (this “Application”). The Exchangeable Debentures will be issued under a separate exchangeable debentures indenture (the “Debentures Indenture” and together with the Notes Indenture, the “Indentures”) to be qualified under the Trust Indenture Act by this Application. The Issuer represents that none of the Senior Secured Notes or Exchangeable Debentures have been issued and covenants that none of the Senior Secured Notes or Exchangeable Debentures will be issued prior to this Application being declared effective.  This Application and the Indentures may be amended prior to such effectiveness as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission.  For more detailed information on the Indentures, see Item 8 of this Application.

The Recapitalization is being effected by the Issuer in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Circular, each of these elements will be satisfied in connection with the issuance of the Senior Secured Notes and the Exchangeable Debentures.

The common shares of New Yellow Media issuable upon exchange of Exchangeable Debentures will not be eligible for the exemption from registration under Section 3(a)(10) and will not be issued in the absence of an effective registration statement, or another exemption under the 1933 Act.

(a) Exchange of Securities: Pursuant to the Recapitalization, the Senior Secured Notes and the Exchangeable Debentures, and the related guarantees, will be issued in exchange for the Existing Senior Debt.

(b) Fairness Hearing: Respective meetings of the debtholders and shareholders of Yellow Media will be held for the purpose of voting on the Plan (collectively, the “Meetings”). It is expected that, shortly after the Meetings, an application will be made to the Superior Court of Québec, Commercial Division, (“the Court”) for a hearing for the purpose of obtaining a final order of the Court approving the Plan (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all Debtholders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Plan to affected securityholders, including the issuance of the Debtholder Consideration in exchange for the Existing Senior Debt. Any Debtholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(c) Court Approval: The Plan is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Plan to the affected securityholders, including the Debtholders. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

 ITEM 3.  AFFILIATES.

For purposes of this application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants.  See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The Issuer is a holding company for the group of companies comprised of the Subsidiary Guarantors and other subsidiaries of the Issuer.  The following table shows the Issuer’s direct and indirect subsidiaries, their jurisdiction of incorporation, the direct owner of the voting stock of each affiliate as of the date of this Application, and the percentage of outstanding voting stock held by each such direct owner as of the date of this Application.

Name of Affiliate	Jurisdiction of Incorporation	Owners and Percentage
Yellow Media Inc.*	Canada	Publicly traded and held by various shareholders. See Item 5
8254320 Canada Inc.*	Canada	See Item 5
Yellow Pages Group Corp.	Canada	Yellow Media Inc. – 100%
Snap Guides Inc.**	Canada	Yellow Pages Group Corp. – 100%
Wall2Wall Media Inc.	Canada	7737351 Canada Inc.- 100%
Clear Sky Media Inc.**	Ontario, Canada	Yellow Pages Group Corp. – 100%
Canpages Inc. **	Canada	Yellow Pages Group Corp. – 100%
7737351 Canada Inc. (formerly LesPAC s.e.n.c.)	Canada	Yellow Media Inc. – 100%
YPG (USA) Holdings, Inc.	Delaware, USA	Yellow Media Inc. – 100%
Yellow Pages Group, LLC	Delaware, USA	YPG (USA) Holdings Inc. – 100%
613413 Saskatchewan Ltd**	Saskatchewan, Canada	Yellow Pages Group Corp. – 100%
Mediative G.P. Inc.	Canada	Yellow Pages Group Corp. – 60% Enquiro Search Solutions Inc. – 40%
Mediative Performance L.P,	Civil Code of Québec, Canada	Yellow Pages Group Corp. – 59.99% Enquiro Search Solutions Inc. – 39.99% Mediative G.P. Inc. – 0.02%
UpTrend Media Inc.**	Ontario, Canada	Yellow Pages Group Corp. – 100%

* Following the closing of the Recapitalization, and provided that the Alternative Steps are not implemented, the Issuer will be the direct wholly-owned subsidiary of New Yellow Media, a newly formed entity, the voting stock of which will be owned as indicated in Item 5.

**Inactive entities with no material assets.

MANAGEMENT AND CONTROL

 ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act), respectively, of the Applicants, as of the date of this Application. The mailing address for each executive officer and director listed below is c/o Yellow Pages Group Corp., 16 Place du Commerce, Verdun, Québec, Canada H3E 2A5 (Attn: Legal Department).

 The Issuer

Name	Position
Marc P. Tellier	President and Chief Executive Officer, Director
Marc L. Reisch	Chairman of the Board, Member of the Human Resources and Compensation Committee
Michael T. Boychuk, FCA	Director, Chairman of the Audit Committee and Member of the Corporate Governance and Nominating Committee and of the Financing Committee
Craig Forman	Director, Member of the Corporate Governance and Nominating Committee
John R. Gaulding	Director, Chairman of the Human Resources and Compensation Committee and Member of the Corporate Governance and Nominating Committee and of the Financing Committee
Michael R. Lambert, CA	Director, Member of the Human Resources and Compensation Committee and of the Audit Committee
David G. Leith	Director, Member of the Audit Committee
Anthony G. Miller	Director, Chairman of the Corporate Governance and Nominating Committee and Member of the Audit Committee and of the Financing Committee
Martin Nisenholtz	Director, Member of the Audit Committee, of the Corporate Governance and Nominating Committee and of the Human Resources and Compensation Committee
Michael E. Roach	Director, Member of the Human Resources and Compensation Committee
Bruce K. Robertson, CA	Director, Chairman of the Financing Committee and Member of the Audit Committee
Ginette Maillé	Chief Financial Officer
François D. Ramsay	Senior Vice President – General Counsel and Secretary
Catherine Caplice	Vice President – Customer Experience
Douglas A. Clarke	Senior Vice President – Sales
Suzanne Daneau	Interim Vice President, Human Resources
Nicolas Gaudreau	Chief Marketing Officer
Marie-Josée Lapierre	Assistant Secretary
René Poirier	Chief Information Officer
Stephen Port	Vice President - Corporate Performance
D. Lorne Richmond	Vice President – Operations, Supply Chain & Logistics
Paul T. Ryan	Chief Technology Officer
Pierre Van Gheluwe	Treasurer
Daniel Verret	Vice President and Corporate Controller

New Yellow Media

Name	Position
Francois D. Ramsay*	Director, President and Corporate Secretary

*Following the closing of the Recapitalization, the board of directors of New Yellow Media will consist of nine directors, one of whom shall be Marc P. Tellier and two of whom shall be directors of the existing board of directors of the Issuer (other than Marc P. Tellier). Each of the directors (other than Marc P. Tellier) shall be selected on a consensual basis by a five member search committee comprised of two directors of the Issuer, one of whom is Marc P. Tellier,  and two members designated by the initial creditors consenting to the Recapitalization, as described further in the Meeting Materials.

 YPG Corp.

Name	Position
Marc P. Tellier	Director, President and Chief Executive Officer
Ginette Maillé	Director and Chief Financial Officer
Douglas A. Clarke	Senior Vice President, Sales
François D. Ramsay	Director, Senior Vice President, General Counsel and Secretary
Catherine Caplice	Vice President, Customer Experience
Suzanne Daneau	Interim Vice President, Human Resources
Nicolas Gaudreau	Chief Marketing Officer
Jeff Knisley	Vice President, Sales, Western Region
Marie-Josée Lapierre	Assistant Secretary
Patrick Lauzon	Vice President and General Manager, National Markets – President, Mediative
Lise R. Lavoie	Vice President, Sales, Québec and Atlantic Canada
Chris Long	Vice President, Sales, Central Region
René Poirier	Chief Information Officer
Stephen Port	Vice President, Corporate Performance
D. Lorne Richmond	Vice President, Operations, Supply Chain & Logistics
Paul T. Ryan	Chief Technology Officer
Gregory S. Shearer	Vice President, Business Solutions
Dominique Vallée	Vice President, Sales, Advantage and Acquisition
Pierre Van Gheluwe	Treasurer
Daniel Verret	Vice President and Corporate Controller

 YPG USA

Name	Position
Marc P. Tellier	Director, President and Chief Executive Officer
Ginette Maillé	Director and Chief Financial Officer
Gregory S. Shearer	Director and Vice President, Business Solutions
François D. Ramsay	Senior Vice President, General Counsel and Secretary
Suzanne Daneau	Interim Vice President, Human Resources
Marie-Josée Lapierre	Assistant Secretary
René Poirier	Chief Information Officer
Stephen Port	Vice President, Corporate Performance
D. Lorne Richmond	Vice President, Operations, Supply Chain & Logistics
Paul T. Ryan	Chief Technology Officer
Pierre Van Gheluwe	Treasurer
Daniel Verret	Vice President and Corporate Controller

 YPG LLC

Name	Position
Marc P. Tellier	Director, President and Chief Executive Officer
Ginette Maillé	Director and Chief Financial Officer
Gregory S. Shearer	Director and Vice President, Business Solutions
François D. Ramsay	Senior Vice President, General Counsel and Secretary
Suzanne Daneau	Interim Vice President, Human Resources
Marie-Josée Lapierre	Assistant Secretary
René Poirier	Chief Information Officer
Stephen Port	Vice President, Corporate Performance
D. Lorne Richmond	Vice President, Operations, Supply Chain & Logistics
Paul T. Ryan	Chief Technology Officer
Pierre Van Gheluwe	Treasurer
Daniel Verret	Vice President and Corporate Controller

 W2W

Name	Position
Marc P. Tellier	Director, President and Chief Executive Officer
Ginette Maillé	Director and Chief Financial Officer
François D. Ramsay	Director, Senior Vice President, General Counsel and Secretary
Douglas A. Clarke	Senior Vice President, Sales
Catherine Caplice	Vice President, Customer Experience
Suzanne Daneau	Interim Vice President, Human Resources
Nicolas Gaudreau	Chief Marketing Officer
Jacky Hill	Vice President, Wall2Wall Media
Marie-Josée Lapierre	Assistant Secretary
René Poirier	Chief Information Officer
Stephen Port	Vice President, Corporate Performance
D. Lorne Richmond	Vice President, Operations, Supply Chain & Logistics
Paul T. Ryan	Chief Technology Officer
Pierre Van Gheluwe	Treasurer
Daniel Verret	Vice President and Corporate Controller

 ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

The Issuer

The following sets forth information as to each person owning 10% or more of the voting securities of the Issuer as the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
None*
*Following the closing of the Recapitalization, unless the Alternative Steps are implemented, the Issuer will be the direct wholly-owned subsidiary of New Yellow Media, which will own 100% of the outstanding and issued common shares and 100% of the voting power of the Issuer.  If the Alternative Steps are implemented, the Issuer will be dissolved and New Yellow Media will be the issuer of the Senior Secured Notes and the Exchangeable Debentures, as described in the Circular.

New Yellow Media

The following sets forth information as to each person owning 10% or more of the voting interests of New Yellow Media, as of the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
None*

*Following the closing of the Recapitalization, 82.5% of the common shares of New Yellow Media will be held by the Debtholders, as further described in the Circular, no single one of which is expected, to the best knowledge of the Issuer, to own 10% or more of such common shares or otherwise control 10% or more of the voting power of New Yellow Media.  The remaining 17.5% of the common shares of New Yellow Media will be held by the Issuer’s other existing debtholders and shareholders, as further described in the Circular, no single one of which is expected, to the best knowledge of the Issuer, to own 10% or more of such common shares or otherwise control 10% or more of the voting power of the New Yellow Media.

 YPG Corp.

The following sets forth each person owning 10% or more of the voting securities of YPG Corp., as the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Yellow Media Inc. 16 Place du Commerce, Nuns’ Island Verdun, Québec Canada H3E 2A5	Common Shares	64,952,657	100%	100%

 YPG USA

The following sets forth information as to each person owning 10% or more of the voting securities of YPG USA, as the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Yellow Media Inc. 16 Place du Commerce, Nuns’ Island Verdun, Québec Canada H3E 2A5	Common Stock	1,142	100%	100%

 YPG LLC

The following sets forth information as to each person owning 10% or more of the voting securities of YPG LLC, as the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
YPG (USA) Holdings Inc. 16 Place du Commerce, Nuns’ Island Verdun, Québec Canada H3E 2A5	Common Membership Interests	500	100%	100%

 W2W

The following sets forth information as to each person owning 10% or more of the voting interests of W2W, as the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
7737351 Canada Inc. 16 Place du Commerce, Nuns’ Island Verdun, Québec Canada H3E 2A5	Common Shares	101	100%	100%

UNDERWRITERS

 ITEM 6.  UNDERWRITERS.

(a)
The following sets forth information as to each person who, within three years prior to the date of this application, has acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application.

Name and Mailing Address	Issuer and Title/Class of Securities
BMO Nesbitt Burns Inc.
1501 McGill College Avenue
Suite 3200
Montreal, Québec
Canada H3A 3M8

Casgrain & Company Limited
1200 McGill College Avenue
21st Floor
Montreal, Québec
Canada H3B 4G7

CIBC World Markets Inc.
600 de Maisonneuve Street West
Suite 3050
Montreal, Québec
Canada H3A 4J2

Desjardins Securities Inc.
1170, rue Peel
Third Floor
Montreal, Québec
Canada H3B 0A9

National Bank Financial Inc.
1155 Metcalfe St.
Montreal, Québec
Canada H3B 4S9

RBC Dominion Securities Inc.
1 Place Ville-Marie
Suite 300
Montreal, Québec
Canada H3B 4R8

Scotia Capital Inc.
1002 Sherbrooke Street West
Suite 900
Montreal, Québec
Canada H3A 3L6

TD Securities Inc.
1 Place Ville-Marie
Suite 2315
Montreal, Québec
Canada H3B 3M5
Yellow Media Inc. - 6.25% Convertible Unsecured Subordinated Debentures

BMO Nesbitt Burns Inc.
1501 McGill College Avenue
Suite 3200
Montreal, Québec
Canada H3A 3M8

CIBC World Markets Inc.
600 de Maisonneuve Street West
Suite 3050
Montreal, Québec
Canada H3A 4J2

Desjardins Securities Inc.
1170, rue Peel
Third Floor
Montreal, Québec
Canada H3B 0A9

HSBC Securities (Canada) Inc.
2001 McGill College Avenue
Suite 300
Montreal, Québec
Canada H3A 1G1

National Bank Financial Inc.
1155 Metcalfe St.
Montreal, Québec
Canada H3B 4S9

RBC Dominion Securities Inc.
1 Place Ville-Marie
Suite 300
Montreal, Québec
Canada H3B 4R8

Scotia Capital Inc.
1002 Sherbrooke Street West
Suite 900
Montreal, Québec
Canada H3A 3L6

TD Securities Inc.
1 Place Ville-Marie
Suite 2315
Montreal, Québec
Canada H3B 3M5
YPG Holdings Inc. - Cumulative Rate Reset First Preferred Shares, Series 5

BMO Nesbitt Burns Inc.
1501 McGill College Avenue
Suite 3200
Montreal, Québec
Canada H3A 3M8

Casgrain & Company Limited
1200 McGill College Avenue
21st Floor
Montreal, Québec
Canada H3B 4G7

CIBC WorldMarkets Inc.
600 de Maisonneuve Street West
Suite 3050
Montreal, Québec
Canada H3A 4J2

Desjardins Securities Inc.
1170, rue Peel
Third Floor
Montreal, Québec
Canada H3B 0A9

HSBC Securities (Canada) Inc.
2001 McGill College Avenue
Suite 300
Montreal, Québec
Canada H3A 1G1

National Bank Financial Inc.
1155 Metcalfe St.
Montreal, Québec
Canada H3B 4S9

RBC Dominion Securities Inc.
1 Place Ville-Marie
Suite 300
Montreal, Québec
Canada H3B 4R8

Scotia Capital Inc.
1002 Sherbrooke Street West
Suite 900
Montreal, Québec
Canada H3A 3L6

TD Securities Inc.
1 Place Ville-Marie
Suite 2315
Montreal, Québec
Canada H3B 3M5
YPG Holdings Inc. - 7.75% Medium Term Notes, Series 10, due March 2, 2020

Blackmont Capital Inc.
181 Bay Street
Suite 900
Toronto, Ontario
Canada M5J 2T3

BMO Nesbitt Burns Inc.
1501 McGill College Avenue
Suite 3200
Montreal, Québec
Canada H3A 3M8

Canaccord Capital Corporation
1250, René-Lévesque Blvd. West
Suite 2000
Montreal, Québec
Canada H3B 4W8

CIBC World Markets Inc.
600 de Maisonneuve Street West
Suite 3050
Montreal, Québec
Canada H3A 4J2

Desjardins Securities Inc.
1170, rue Peel
Third Floor
Montreal, Québec
Canada H3B 0A9

Dundee Securities Corporation
1 Adelaine Street East
Suite 2700
Toronto, Ontario
Canada M5C 2V9

HSBC Securities (Canada) Inc.
2001 McGill College Avenue
Suite 300
Montreal, Québec
Canada H3A 1G1

National Bank Financial Inc.
1155 Metcalfe St.
Montreal, Québec
Canada H3B 4S9

Raymond James Ltd.
40 King Street West
Suite 5300, Scotia Plaza
Toronto, Ontario
Canada M5H 3Y2

RBC Dominion Securities Inc.
1 Place Ville-Marie
Suite 300
Montreal, Québec
Canada H3B 4R8

Scotia Capital Inc.
1002 Sherbrooke Street West
Suite 900
Montreal, Québec
Canada H3A 3L6

TDSecurities Inc.
1 Place Ville-Marie
Suite 2315
Montreal, Québec
Canada H3B 3M5
YPG Holdings Inc. Cumulative Rate Reset First Preferred Shares, Series 3

(b)	No person is acting as an underwriter for the issuance of the Senior Secured Notes or the Exchangeable Debentures proposed to be issued under the Indentures.

CAPITAL SECURITIES

 ITEM 7.  CAPITALIZATION.

 The Issuer

(a)	Set forth below is certain information as to each authorized class of securities of the Issuer, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	520,402,094
Cumulative Redeemable First Preferred Shares	Unlimited	-
Series 1	13,800,000	10,045,872
Series 2	8,000,000	6,062,128
Series 3	8,625,000	8,120,900
Series 4	8,625,000	Nil
Series 5	5,750,000	4,919,920
Series 6	5,750,000	Nil
Series 7	1,300,000	383,333
Convertible Unsecured Subordinated Debentures	CAN$200 million	CAN$200 million
Unsecured Unsubordinated Medium Term Notes, Series 2	CAN$300 million	CAN$254.7 million
Unsecured Unsubordinated Medium Term Notes, Series 3	CAN$250 million	CAN$121.2 million
Unsecured Unsubordinated Medium Term Notes, Series 4	CAN$550 million	CAN$319.9 million
Unsecured Unsubordinated Medium Term Notes, Series 5	CAN$350 million	CAN$16.6 million
Unsecured Unsubordinated Medium Term Notes, Series 7	CAN$260 million	CAN$138.1 million
Unsecured Unsubordinated Medium Term Notes, Series 8	CAN$125 million	CAN$125 million
Unsecured Unsubordinated Medium Term Notes, Series 9	CAN$130 million	CAN$130 million
Unsecured Unsubordinated Medium Term Notes, Series 10	CAN$300 million	CAN$300 million

(b)
(i) Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares of the Corporation are entitled to vote separately as a class or series and (ii) holders of Preferred Shares are not entitled (except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class) to receive notice of, attend, or vote at, any meeting of shareholders, for greater certainty, including at any meeting relating to a proposal to effect an exchange of Preferred Shares by way of an amalgamation or plan of arrangement involving the Corporation; provided that the rights, privileges, restrictions and conditions of the Preferred Shares are not removed or changed and provided that no class of shares of the Corporation superior to the Preferred Shares is created or are otherwise negatively impacted, unless and until the Corporation has failed to pay eight quarterly dividends on the Preferred Shares, whether or not consecutive and whether or not such dividends have been declared. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares will be entitled to receive notice of and to attend each meeting of the Shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, to vote together with all of the voting shares of the Corporation on the basis of one vote per Preferred Share held.

New Yellow Media

(a)
Set forth below is certain information as to each authorized class of securities of New Yellow Media, as of the date of this Application.  New Yellow Media is a newly formed entity, formed in connection with the Recapitalization.  For information regarding the capitalization of New Yellow Media following the closing of the Recapitalization, see Item 5.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	None.
Cumulative Redeemable First Preferred Shares	Unlimited	None.

(a)
(i) Holders of common shares of New Yellow Media are entitled to one vote per common  share at all meetings of the shareholders of New Yellow Media, other than meetings at which only the holders of another class or series of shares of New Yellow Media are entitled to vote separately as a class or series; and (ii) except as specifically provided for in New Yellow Media's articles of incorporation, as required by the CBCA, by law, or as may be required by an order of the court of competent jurisdiction or in accordance with any voting rights which may be attached to any series of first preferred shares, the holders of first preferred shares are not entitled to receive notice of, or attend, any meeting of shareholders of New Yellow Media and are not entitled to vote at any meeting; provided however that the holders of first preferred shares are entitled to receive notice of meetings of shareholders of New Yellow Media called for the purpose of authorizing the dissolution of New Yellow Media or the sale, lease or exchange of all or substantially all of the property of New Yellow Media other than in the ordinary course of business of New Yellow Media.

YPG Corp.

(a)	Set forth below is certain information as to each authorized class of securities of YPG Corp., as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	64,952,657
Preferred Shares	Unlimited	0

(b)
(i) Holders of common shares of YPG Corp. are entitled to one vote per common share at all meetings of the shareholders of YPG Corp., other than meetings at which only the holders of another class or series of shares of YPG Corp. are entitled to vote separately as a class or series; and (ii) subject to the provisions of the CBCA, the directors of YPG Corp. may fix, before the issuance of preferred shares, the rights, privileges, restrictions and conditions attaching to the preferred shares, which rights, privileges, restrictions and conditions may include voting rights.

 YPG USA

(a)	Set forth below is certain information as to each authorized class of securities of YPG USA, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Stock	10,000	1,142

(b)	Holders of common stock of YPG USA are entitled to one vote per share of common stock at all meetings of the shareholders of YPG USA.

 YPG LLC

(a)	Set forth below is certain information as to each authorized class of securities of YPG LLC, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Membership Interest	Unlimited	500

(b)	YPG LLC is managed by a board of managers elected by the vote of the sole member, YPG USA.

 W2W

(a)	Set forth below is certain information as to each authorized class of securities of W2W, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	101
Preferred Shares	Unlimited	0

(b)
 (i) Holders of common shares of Wall2Wall Media are entitled to one vote per common share at all meetings of the shareholders of Wall2Wall Media, other than meetings at which only the holders of another class or series of shares of Wall2Wall Media are entitled to vote separately as a class or series; and (ii) subject to the provisions of the CBCA or as otherwise expressly provided in Wall2Wall Media's articles, holders of preferred shares of Wall2Wall Media are not entitled to receive notice of, nor to attend or vote at meetings of the shareholders of Wall2Wall Media.

INDENTURE SECURITIES

 TEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

The Senior Secured Notes will be issued under the Notes Indenture and the Exchangeable Debentures will be issued under the Debentures Indenture, each to be entered into between the BNY Trust Company of Canada (the “Canadian Trustee”) and The Bank of New York Mellon (the “U.S. Trustee”), as co-trustees (together, the “Trustees”), and the Applicants.  The following is a general description of certain provisions of the Notes Indenture and the Debentures Indenture, as indicated.  The descriptions are qualified in their entirety by reference to the form of the applicable Indenture to be filed as Exhibits T3C.1 and T3C.2 hereto and incorporated herein by reference.  Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the respective Indentures.  References to the Trustee herein refer to either of the Trustees, and unless the context otherwise requires, any action to be performed by the Trustees under the applicable Indenture may be performed by any one of the Canadian Trustee or the U.S. Trustee or both of them, and any such act shall bind both such Trustees.

(a)	Events of Default; Withholding of Notice

(1) Each of the following is an “Event of Default,” with respect to the Senior Secured Notes, under the Notes Indenture:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes, provided however that in connection with a redemption of Notes described in the Circular under “Description of the Senior Secured Notes — Redemption of Notes — Mandatory Redemption” and a dispute with respect to the determination of any amounts payable thereunder, an Event of Default will not be deemed to have occurred under this clause (2) if (i) the Corporation deposits with the Trustee an amount representing the Corporation’s good faith estimate of the applicable Mandatory Redemption Payment (the “Deposit Amount”) on or prior to the applicable Mandatory Redemption Payment Date and (ii) any amount in excess of the Deposit Amount determined in a final and non-appealable judgment of a court of competent jurisdiction to be the amount of the Mandatory Redemption Payment for such applicable Mandatory Redemption Payment Date is deposited with the Trustee within 30 days of notice to the Issuer of such judgment;

(3) failure by the Corporation or any of its Restricted Subsidiaries to comply with the provisions described in the Circular under “Description of the Senior Secured Notes — Repurchase of Notes — Change of Control” or “Description of the Senior Secured Notes — Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(4) failure by the Corporation or any of its Restricted Subsidiaries for 30 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with the provisions described in the Circular under “Description of the Senior Secured Notes — Repurchase of Notes — Incurrence of Subordinated Indebtedness” or “Description of the Senior Secured Notes —Certain Covenants—Asset Sales”;

(5) failure by the Corporation or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other covenants in the Note Documents or the Security Documents (other than those specified in clause (1), (2), (3) or (4) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Corporation or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Corporation or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Notes Indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness at its Stated Maturity after the expiration of any applicable grace period provided in the instrument governing such Indebtedness (a “Payment Default”) (and such Payment Default has not been remedied or waived); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded or annulled),

and, in each case, the aggregate principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates CAN$50 million or more;

(7) failure by the Corporation or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of CAN$50 million (net of any amounts covered by insurance or pursuant to which the Corporation or any of its Restricted Subsidiaries are indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(8) (a) any Security Document ceases to be in full force and effect (except as permitted by the terms of the Notes Indenture or the Security Documents or other than as a result of the action or inaction of the Collateral Agent or Trustee) for a period of 60 consecutive days after the Issuer receives notice thereof or (b) any of the Security Documents ceases to give the holders a valid, perfected Lien (subject to any Permitted Liens) (except as permitted by the terms of the Notes Indenture or the Security Documents or other than as a result of the action or inaction of the Collateral Agent or Trustee) for a period of 60 consecutive days after the Issuer receives notice thereof, in each case with respect to Collateral (excluding, for greater certainty, any Excluded Property) having a fair market value in excess of CAN$50 million in the aggregate at any time with respect to clauses (a) and (b) above;

(9) any Guarantor denies or challenges the validity of its Note Guarantee or either the Corporation or any Guarantor denies or challenges the validity of any Security Documents; and

(10) certain events of bankruptcy or insolvency described in the Notes Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default referred to above in clause (10) of this section that arises from certain events of bankruptcy or insolvency described in the Notes Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default, except in the case of a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on any Note, if it determines that withholding notice is in their interest.

Subject to the provisions of the Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Notes Indenture at the request or direction of any holders of Notes unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium, if any, when due, no holder of a Note may pursue any remedy with respect to the Notes Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Notes Indenture except a continuing Default or Event of Default in the payment of the principal of, or interest and premium, if any, on, the Notes.

(2)  Each of the following is an “Event of Default,” with respect to the Exchangeable Debentures, under the Debentures Indenture:

(1) default for 30 days in the payment when due of interest on the Debentures;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Debentures;

(3) failure by the Corporation or any of its Restricted Subsidiaries to comply with the provisions described in the Circular under “Description of the Senior Subordinated Exchangeable Debentures — Repurchase of Debentures — Change of Control” or “Description of the Senior Subordinated Exchangeable Debentures — Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(4) failure by the Corporation or any of its Restricted Subsidiaries for 30 days after notice to the Issuer by the Debenture Trustee or the holders of at least 25% in aggregate principal amount of the Debentures then outstanding to comply with the provisions described in the Circular under “Description of the Senior Subordinated Exchangeable Debentures — Certain Covenants — Asset Sales”;

(5) failure by the Corporation or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the Debenture Trustee or the holders of at least 25% in aggregate principal amount of the Debentures then outstanding to comply with any other covenants of the Debentures or the Debentures Indenture (other than those specified in clause (1), (2), (3) or (4) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Corporation or any of its Restricted Subsidiaries, whether such Indebtedness now exists, or is created after the date of the Debentures Indenture, if (i) that default results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded or annulled) and (ii) the aggregate principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates CAN$50 million or more;

(7) any Guarantor denies or challenges the validity of its Debenture Guarantee; and

(8) certain events of bankruptcy or insolvency described in the Debentures Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default referred to above in clause (8) of this section that arises from certain events of bankruptcy or insolvency described in the Debentures Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Debentures will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Debenture Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Debentures may declare all the Debentures to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Debentures may direct the Debenture Trustee in its exercise of any trust or power. The Debenture Trustee may withhold from holders of the Debentures notice of any continuing Default or Event of Default, except in the case of a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on any Debenture, if it determines that withholding notice is in their interest.

Subject to the provisions of the Debentures Indenture relating to the duties of the Debenture Trustee, in case an Event of Default occurs and is continuing, the Debenture Trustee will be under no obligation to exercise any of the rights or powers under the Debentures Indenture at the request or direction of any holders of Debentures unless such holders have offered to the Debenture Trustee indemnity or security satisfactory to the Debenture Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal , interest or premium, if any, when due, no holder of a Debenture may pursue any remedy with respect to the Debentures Indenture or the Debentures unless:

(1) such holder has previously given the Debenture Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Debentures have requested the Debenture Trustee to pursue the remedy;

(3) such holders have offered the Debenture Trustee security or indemnity satisfactory to the Debenture Trustee against any loss, liability or expense;

(4) the Debenture Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Debentures have not given the Debenture Trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Debentures by notice to the Debenture Trustee may, on behalf of the holders of all of the Debentures, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Debentures Indenture except a continuing Default or Event of Default in the payment of the principal of, or interest and premium, if any, on, the Debentures.

(b)	Authentication and Delivery of the Notes and the Debentures; Use of Proceeds

Authentication and Delivery of the Notes and the Debentures

The delivery of the certificates representing the Notes and the Debentures to which the Lenders and the Noteholders as at the Distribution Record Date are entitled under the Plan shall be made to CDS for the benefit of such Persons who are the beneficial holders, by no later than the Business Day following the Effective Date.

All Notes shall be signed (either manually or by facsimile signature) by any two authorized officers of the Issuer. A facsimile signature on any Note shall for all purposes of the Notes Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile) appears on a Note is not an authorized officer at the date of the Note or at the date of the certification and delivery thereof. The Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

All Debentures shall be signed (either manually or by facsimile signature) by any two authorized officers of the Issuer. A facsimile signature on any Debenture shall for all purposes of the Debentures Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Debenture so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile) appears on a Debenture is not an authorized officer at the date of the Debenture or at the date of the certification and delivery thereof. The Debenture shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent

Use of Proceeds

There will be no proceeds from the issuance of the Notes and the Debentures because the Notes and the Debentures are being issued in exchange for the Existing Senior Debt.

(c)	Release of Liens on Collateral

(1) Release of Liens on Collateral, with respect to the Senior Secured Notes under the Notes Indenture:

Release of Liens on Collateral

In addition to (and subject to) the terms of any Intercreditor Agreement, the Security Documents and the Notes Indenture will provide that the Liens on the Collateral will be released:

(1) in part, with respect to any Guarantor, upon the release of its Note Guarantee in accordance with the terms of the Notes Indenture (including by virtue of a Restricted Subsidiary being designated as an Unrestricted Subsidiary);

(2) in whole, upon payment in full and discharge of all outstanding Obligations under the Notes that are then outstanding and due and payable at the time all of the Notes are paid in full and discharged;

(3) as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Corporation or a Restricted Subsidiary in a transaction or other circumstance that does not violate the “Asset Sales” provisions of the Notes Indenture and does not violate any of the other Note Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of, provided that the Collateral Agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described in the Circular under “Description of the Senior Secured Notes — Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(4) as to a release of less than all or substantially all of the Collateral (including by way of any amendment to, or waiver of, the provisions of the Notes Indenture or any Security Document), if consent to the release of all Liens on such Collateral has been given by an Act of Required Holders;

(5) as to a release of all or substantially all of the Collateral (including by way of any amendment to, or waiver of, the provisions of the Notes Indenture or any Security Document), if consent to the release of all Liens on such Collateral has been given by a direction in writing delivered to the Collateral Agent by or with a resolution by, or the written consent of, the holders of Notes representing at least 662⁄3% in aggregate principal amount of the then outstanding Notes; and

(6) as to any Collateral that is sold, transferred or otherwise disposed of pursuant to the exercise of any rights or remedies by the Collateral Agent with respect to any Collateral securing the Notes or the Note Guarantees or the commencement or prosecution of enforcement by the holders of First Priority Lien Obligations of any of the rights or remedies under any security document securing First Priority Lien Obligations or applicable law, including, without limitation, the exercise of any rights of set-off or recoupment.

The Security Documents provide that the Liens securing Obligations under the Notes extend to the proceeds of any sale of Collateral.

Release of Liens in Respect of Notes

The Notes Indenture and the Security Documents provide that the Liens upon the Collateral will no longer secure the Notes outstanding under the Notes Indenture or any other Obligations under the Notes Indenture, and the right of the holders of the Notes and such Obligations to the benefits and proceeds of the Liens on the Collateral will terminate and be discharged:

(1) upon satisfaction and discharge of the Notes Indenture as set forth in the Circular under “Description of the Senior Secured Notes — Satisfaction and Discharge”;

(2) upon payment in full and discharge of all Notes outstanding under the Notes Indenture and all Obligations that are then outstanding, due and payable under the Notes Indenture at the time the Notes are paid in full and discharged;

(3) in whole or in part, with the consent of the holders of the requisite percentage of Notes in accordance with the provisions described in the Circular under “Description of the Senior Secured Notes — Amendment, Supplement and Waiver”; or

(4) by the Collateral Agent in connection with any enforcement of the Liens.

(2)  Release of Liens on Collateral, with respect to the Exchangeable Debentures under the Debentures Indenture:

Not applicable.  The Debentures will be unsecured.

(d)	Satisfaction and Discharge of the Indentures

(1) Satisfaction and Discharge of the Notes Indenture:

The Notes Indenture and the Notes will be discharged (and all Liens on the Collateral securing the Notes will be released) and the Notes Indenture will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all the Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all the Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in Canadian dollars, non-callable Canadian government securities, or a combination of any of the foregoing, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, or interest and premium, if any, on, such outstanding Notes on the Stated Maturity thereof or the applicable redemption date;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Notes Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the Notes Indenture to apply the deposited money toward the payment of the Notes at the Stated Maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Liens securing the Notes, as provided in the Circular under “Description of the Senior Secured Notes — Security — Release of Liens in Respect of Notes”, upon a satisfaction and discharge in accordance with the provisions described above. Upon request, the Collateral Agent will acknowledge the release of such Liens upon presentation of an officers’ certificate and an opinion of counsel, as provided in the Notes Indenture.

(2)  Satisfaction and Discharge of the Debentures Indenture:

The Debentures will be discharged and the Debentures Indenture will cease to be of further effect as to all Debentures issued thereunder, when:

(1) either:

(a) all Debentures that have been authenticated, except lost, stolen or destroyed Debentures that have been replaced or paid and Debentures for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Debentures that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of such Debentures, cash in Canadian dollars, non-callable Canadian government securities, or a combination of any of the foregoing, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Debentures not delivered to the Trustee for cancellation for principal of, or interest and premium, if any, on, such outstanding Debentures on the Stated Maturity thereof or the applicable redemption date;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the applicable Debentures Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the Debentures Indenture to apply the deposited money toward the payment of the Debentures, as applicable, at the Stated Maturity or on the applicable redemption date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants of the Indentures

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indentures. Upon becoming aware of any Default or Event of Default under either Indenture, the Issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default.

 ITEM 9.  OTHER OBLIGORS.

The Issuer’s obligations with respect to the Senior Secured Notes and the Exchangeable Debentures will be guaranteed by its direct parent, New Yellow Media, and the following Subsidiary Guarantors:

Yellow Pages Group Corp.

YPG (USA) Holdings, Inc.

Yellow Pages Group, LLC

Wall2Wall Media Inc.

The mailing address of the Guarantors is 16 Place du Commerce, Nuns’ Island, Verdun, Québec, Canada H3E 2A5 (Attn: Legal Department).

If Yellow Media Inc. and New Yellow Media determine that the Alternative Steps, as described in the Circular, shall occur under the Recapitalization referred to herein, New Yellow Media, as opposed to Yellow Media Inc., will be the issuer of the Senior Secured Notes and Exchangeable Debentures, and thus not a guarantor, and Yellow Media Inc. will be dissolved.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 31, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee under the Indentures to be qualified (included as Exhibit 25.1 hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of The Bank of New York Mellon:

Exhibit Number	Document
Exhibit T3A.1	Articles of Arrangement of Yellow Media Inc.
Exhibit T3A.2	Articles of Continuance of Yellow Pages Group Corp.
Exhibit T3A.3	Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.4	Certificate of Amendment of the Articles of the Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.5	Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.6	Certificate of Amendment of the Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.7	Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.8	Certificate of Amendment of the Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.9	Articles of Incorporation of 8254320 Canada Inc.
Exhibit T3B.1	By-laws of Yellow Media Inc.
Exhibit T3B.2	By-laws of Yellow Pages Group Corp.
Exhibit T3B.3	By-laws of YPG (USA) Holdings, Inc.
Exhibit T3B.4	Limited Liability Agreement of Yellow Pages Group, LLC (formerly, YPG Systems, LLC)
Exhibit T3B.5	By-laws of YPG Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3B.6*	By-laws of 8254320 Canada Inc.
Exhibit T3C.1*	Form of Senior Note Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3C.2*	Form of Exchangeable Debentures Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3D*	Final Order of the Superior Court of Québec, Commercial Division
Exhibit T3E.1	Notice of Meetings and Management Proxy Circular, dated July 30, 2012
Exhibit T3E.2	Letter to Shareholders and Debtholders of Yellow Media and Amendment to the Debtholders’ Arrangement Resolution
Exhibit T3E.3*	Form of Letter of Transmittal
Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C.1 and T3C.2)
Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon as U.S. Trustee under the Indentures to be qualified

*           To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, each of the Applicants below, corporations or limited liability companies, as applicable, each organized and existing under the laws of Canada, or in the case of YPG (USA) Holdings, Inc. and Yellow Pages Group. LLC, organized and existing under the laws of the State of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Verdun in the Province of Quebec, Canada, on the 30th day of August, 2012.

(SEAL)	YELLOW MEDIA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YELLOW PAGES GROUP CORP.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YPG (USA) HOLDINGS, INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YELLOW PAGES GROUP, LLC
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	WALL2WALL MEDIA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	8254320 CANADA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/François D. Ramsay Name: François D. Ramsay Title: Authorized Signing Officer

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1	Articles of Arrangement of Yellow Media Inc.
Exhibit T3A.2	Articles of Continuance of Yellow Pages Group Corp.
Exhibit T3A.3	Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.4	Certificate of Amendment of the Articles of the Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.5	Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.6	Certificate of Amendment of the Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.7	Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.8	Certificate of Amendment of the Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.9	Articles of Incorporation of 8254320 Canada Inc.
Exhibit T3B.1	By-laws of Yellow Media Inc.
Exhibit T3B.2	By-laws of Yellow Pages Group Corp.
Exhibit T3B.3	By-laws of YPG (USA) Holdings, Inc.
Exhibit T3B.4	Limited Liability Agreement of Yellow Pages Group, LLC (formerly, YPG Systems, LLC)
Exhibit T3B.5	By-laws of YPG Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3B.6*	By-laws of 8254320 Canada Inc.
Exhibit T3C.1*	Form of Senior Note Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3C.2*	Form of Exchangeable Debentures Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3D*	Final Order of the Superior Court of Québec, Commercial Division
Exhibit T3E.1	Notice of Meetings and Management Proxy Circular, dated July 30, 2012
Exhibit T3E.2	Letter to Shareholders and Debtholders of Yellow Media and Amendment to the Debtholders’ Arrangement Resolution
Exhibit T3E.3*	Form of Letter of Transmittal
Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C.1 and T3C.2)
Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon as U.S. Trustee under the Indentures to be qualified

*           To be filed by amendment